UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 28, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

First Lien Notes Indenture

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of Pacific Drilling S.A., a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Company”), entered into an indenture (the “First Lien Notes Indenture”) between the First Lien Escrow Issuer and Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent, relating to the issuance by the First Lien Escrow Issuer of $750 million aggregate principal amount of 8.375% First Lien Notes due 2023 (the “First Lien Notes”). The First Lien Notes were sold in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act. The First Lien Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

The First Lien Notes will accrue interest at a rate of 8.375% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The First Lien Notes will mature on October 1, 2023, unless earlier redeemed or repurchased.

The First Lien Notes were issued in connection with a restructuring of the Company as part of the Joint Plan of Reorganization initially filed with the U.S. Bankruptcy Court for the Southern District of New York on July 31, 2018 and subsequently amended (as amended, the “Plan”).

The net proceeds of the offering of the First Lien Notes, together with additional Company funds (the “First Lien Escrowed Property”), were deposited into an escrow account (the “First Lien Escrow Account”) to be held in escrow pending satisfaction of the conditions to the release of such proceeds from escrow (the “Escrow Release Conditions”). If the Escrow Release Conditions, which include confirmation of the Plan, are not satisfied on or before December 22, 2018 (the “Escrow End Date”), the First Lien Notes will be subject to a special mandatory redemption at a price equal to 100% of the aggregate offering price of the First Lien Notes, plus accrued and unpaid interest. The First Lien Escrowed Property would be applied to pay for any such special mandatory redemption. Furthermore, if the Company determines in its reasonable discretion that the Escrow Release Conditions will not be satisfied prior to the Escrow End Date, the First Lien Escrow Issuer may redeem all and not less than all of the First Lien Notes at a redemption price equal to 100% of the aggregate offering price of the First Lien Notes, plus accrued and unpaid interest, in which case the First Lien Escrowed Property would be applied to pay for such redemption.

If the Escrow Release Conditions are satisfied on or before the Escrow End Date (such date on which the Escrow Release Conditions are satisfied, the “Escrow Release Date”), the First Lien Escrowed Property will be released from escrow and the Company will assume all of the obligations of the First Lien Escrow Issuer under the First Lien Notes Indenture and the First Lien Notes by executing a supplemental indenture and, thereafter, become the sole issuer of the First Lien Notes upon the merger of the First Lien Escrow Issuer with and into the Company, with the Company as the surviving company (the “First Lien Assumption” and, together with the Second Lien Assumption (as defined below), the “Assumption”). On the Escrow Release Date, the First Lien Escrowed Property will be released from the First Lien Escrow Account to fund a portion of the payments to creditors provided for under the Plan.

Upon the First Lien Assumption, the First Lien Notes will be jointly and severally and fully and unconditionally guaranteed on a senior secured basis by substantially all of the Company’s restricted subsidiaries (subject to certain exceptions) and will be secured by first-priority liens on substantially all assets of the Company and the guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the guarantors, in each case, subject to certain exceptions, including that such first-priority liens will be subject to payment priority in favor of future holders, if any, of certain superpriority first lien debt of up to $50 million. Prior to the Escrow Release Date, the First Lien Notes will be general obligations of the First Lien Escrow Issuer, secured only by a lien on the First Lien Escrow Account.

The terms of the First Lien Notes are governed by the First Lien Notes Indenture. The First Lien Notes Indenture contains covenants limiting the ability of the Company, the First Lien Escrow Issuer and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt (including making cash interest or principal payments on the Second Lien Notes (as defined below)), (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the First Lien Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the First Lien Notes in the event that the First Lien Notes obtain an investment grade rating.

The Company may be required to offer to purchase the First Lien Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the First Lien Notes Indenture), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase First Lien Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with any cash proceeds from a settlement or award in connection with the arbitration relating to the vessel known as “Pacific Zonda” (the “Zonda Arbitration”) with such offer to be for an aggregate principal amount of First Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million.

At any time prior to October 1, 2020, (i) the Company may redeem the First Lien Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, (ii) the Company may redeem up to 35.0% of the original principal amount of the First Lien Notes with proceeds from certain equity offerings at a redemption price equal to 108.375% of the principal amount thereof, and (iii) not more than once in any twelve-month period, the Company may redeem up to 10.0% of the original principal amount of the First Lien Notes at a redemption price equal to 103.0% of the principal amount thereof, in each case plus accrued and unpaid interest.

At any time on or after October 1, 2020, the Company may redeem the First Lien Notes, in whole or in part, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest, during the twelve-month period beginning on October 1 of the years indicated: 2020 – 104.188%; 2021 – 102.094%; 2022 and thereafter – 100.000%.

The First Lien Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the First Lien Notes Indenture will allow either the Trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding First Lien Notes to accelerate, or in certain cases will automatically cause the acceleration of, the amounts due under the First Lien Notes.

The relationship between holders of First Lien Notes (and any future first lien debt), on the one hand, and Second Lien Notes (and any future junior lien debt), on the other hand, will be governed by an intercreditor agreement to be entered into at the time of the Assumption. Pursuant to the intercreditor agreement, the liens securing first lien debt will be effectively senior in priority to the liens securing junior lien debt. If the Company incurs any future first lien debt, the relationship between holders of such debt and First Lien Notes will be governed by a collateral agency agreement. Such agreements will allow for payment priority in favor of holders of up to $50 million of future superpriority first lien debt.

The foregoing description of the First Lien Notes Indenture is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the First Lien Notes Indenture, a copy of which is attached hereto as Exhibit 99.1 to this report on Form 6-K and incorporated herein by reference.

Second Lien Notes Indenture

On September 26, 2018, Pacific Drilling Second Lien Escrow Issuer Limited (the “Second Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “Second Lien Notes Indenture”) between the Second Lien Escrow Issuer and the Trustee, as trustee and junior lien collateral agent, relating to the issuance by the Second Lien Escrow Issuer of approximately $273.6 million aggregate principal amount of 11.000% / 12.000% Second Lien PIK Notes due 2024 (the “Second Lien Notes”), of which (i) $250 million aggregate principal amount was issued pursuant to the Second Lien Notes Offering (as defined below), and (ii) approximately $23.6 million aggregate principal amount was issued as the Commitment Fee (as defined below) pursuant to the Commitment Agreement (as defined below). The Second Lien Notes were sold in a private transaction exempt from the registration requirements of the Securities Act and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act (the “Second Lien Notes Offering”). The Second Lien Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

For each interest period, interest shall be payable, at the option of the Company, (i) entirely in cash (“Cash Interest”), (ii) entirely through the issuance of additional Second Lien Notes having the same terms and conditions as the Second Lien Notes issued in the Second Lien Notes Offering in a principal amount equal to the amount of interest then due and payable or by increasing the then outstanding aggregate principal amount of Second Lien Notes (“PIK Interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest. If the Company elects to pay interest for an interest period entirely in the form of PIK Interest, interest will accrue at a rate of 12.000% per annum for such interest period. If the Company elects to pay interest for an interest period entirely in the form of Cash Interest, interest will accrue at a rate of 11.000% per annum for such interest period. If the Company elects to pay 50% in Cash Interest and 50% in PIK Interest for an interest period, (i) interest in respect of the Cash Interest portion will accrue at 11.000% and (ii) interest in respect of the PIK Interest portion will accrue at 12.000% for such interest period. Interest on the Second Lien Notes will be payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The Second Lien Notes will mature on April 1, 2024, unless earlier redeemed or repurchased.

The Second Lien Notes were issued in connection with a restructuring of the Company as part of the Plan.

The net proceeds of the Second Lien Notes Offering, together with additional Company funds (the “Second Lien Escrowed Property”), were deposited into an escrow account (the “Second Lien Escrow Account”) to be held in escrow pending satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions, which include confirmation of the Plan, are not satisfied on or before the Escrow End Date, the Second Lien Notes will be subject to a special mandatory redemption at a price equal to 100% of the aggregate offering price of the Second Lien Notes, plus accrued and unpaid interest. The Second Lien Escrowed Property would be applied to pay for any such special mandatory redemption. Furthermore, if the Company determines in its reasonable discretion that the Escrow Release Conditions will not be satisfied prior to the Escrow End Date, the Company may redeem all and not less than all of the Second Lien Notes at a redemption price equal to 100% of the aggregate offering price of the Second Lien Notes, plus accrued and unpaid interest, in which case the Second Lien Escrowed Property would be applied to pay for such redemption.

If the Escrow Release Conditions are satisfied on or before the Escrow End Date, the Second Lien Escrowed Property will be released from escrow and the Company will assume all of the obligations of the Second Lien Escrow Issuer under the Second Lien Notes Indenture and Second Lien Notes by executing a supplemental indenture and, thereafter, become the sole issuer of the Second Lien Notes upon the merger of the Second Lien Escrow Issuer with and into the Company, with the Company as the surviving company (the “Second Lien Assumption”). On the Escrow Release Date, the Second Lien Escrowed Property will be released from the Second Lien Escrow Account to fund a portion of the payments to creditors provided for under the Plan.

Upon the Second Lien Assumption, the Second Lien Notes will be jointly and severally and fully and unconditionally guaranteed on a senior secured basis by substantially all of the Company’s restricted subsidiaries (subject to certain exceptions) and will be secured by second-priority liens on substantially all assets of the Company and the guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the guarantors, in each case, subject to certain exceptions. Prior to the Escrow Release Date, the Second Lien Notes will be general obligations of the Second Lien Escrow Issuer, secured only by a lien on the Second Lien Escrow Account.

As previously disclosed, the Company and certain members of the ad hoc group of holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) entered into that certain Commitment Agreement (Second Lien), dated August 24, 2018 and subsequently amended (as amended, the “Commitment Agreement”) pursuant to which certain members of the Ad Hoc Group agreed, severally and not jointly, to purchase their pro rata share of second lien notes with substantially the terms set forth on the term sheet attached to the Commitment Agreement. In exchange for such backstop commitment, each commitment party is entitled to receive its pro rata share of a fee (the “Commitment Fee”), to be paid in the form of second lien notes or, in certain circumstances in connection with a termination of the agreement, in cash. In furtherance thereof, contemporaneously with the closing of the Second Lien Notes Offering, the Second Lien Escrow Issuer authorized an additional (and approximately) $23.6 million aggregate principal amount of Second Lien Notes to be issued and held in escrow and, upon the Assumption, released to the Ad Hoc Group in satisfaction of the Company’s obligation to pay the Commitment Fee. Given the foregoing escrowed payment of the Commitment Fee, there are approximately $273.6 million aggregate principal amount of Second Lien Notes issued and outstanding. In the event of a special mandatory redemption of the Second Lien Notes, the approximately $23.6 million aggregate principal amount of Second Lien Notes, plus accrued PIK Interest, issued and held in escrow would be cancelled prior to the redemption of the remaining outstanding Second Lien Notes.

The terms of the Second Lien Notes are governed by the Second Lien Notes Indenture. The Second Lien Notes Indenture contains covenants limiting the ability of the Company, the Second Lien Escrow Issuer and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt, (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the Second Lien Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the Second Lien Notes in the event that the Second Lien Notes obtain an investment grade rating.

The Company may be required to offer to purchase the Second Lien Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the Second Lien Notes Indenture) (a “Change of Control Offer”), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase Second Lien Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with the cash proceeds, if any, from a settlement or award in connection with the Zonda Arbitration, with such offer to be for an aggregate principal amount of the Second Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million, provided, that if the Company is required to offer to purchase the First Lien Notes with such cash proceeds, the Company shall only be required to offer to purchase the Second Lien Notes with the portion thereof that has been declined by the holders of First Lien Notes.

At any time prior to April 1, 2020, (i) the Company may redeem the Second Lien Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, and (ii) the Company may redeem up to 35.0% of the original principal amount of the Second Lien Notes with the proceeds from certain equity offerings at a redemption price equal to 112.000%, in each case plus accrued and unpaid interest.

At any time on or after April 1, 2020, the Company may redeem the Second Lien Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	112.000%
October 1, 2020	109.000%
April 1, 2021	106.000%
October 1, 2021	103.000%
April 1, 2022 and thereafter	100.000%

At any time a Change of Control occurs, the Company may redeem all, but not less than all, of the Second Lien Notes at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	106.000%
October 1, 2020	109.000%
April 1, 2021	106.000%
October 1, 2021	103.000%
April 1, 2022 and thereafter	100.000%

If the Company exercises this Change of Control redemption right, it may elect not to make the Change of Control Offer described above.

The Second Lien Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the Second Lien Notes Indenture will allow either the Trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding Second Lien Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the Second Lien Notes.

The relationship between holders of First Lien Notes (and any future first lien debt), on the one hand, and Second Lien Notes (and any future junior lien debt), on the other hand, will be governed by an intercreditor agreement to be entered into at the time of the Assumption. Pursuant to the intercreditor agreement, the liens securing first lien debt will be effectively senior in priority to the liens securing junior lien debt.

The foregoing description of the Second Lien Notes Indenture is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Second Lien Notes Indenture, a copy of which is attached hereto as Exhibit 99.3 to this report on Form 6-K and incorporated herein by reference.

Other

On September 26, 2018, we issued a press release announcing the closing of our private offerings of $1.0 billion aggregate principal amount of senior secured notes. A copy of that release is attached to this report on Form 6-K as Exhibit 99.5.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act or the Securities Exchange Act of 1934.

The following exhibits are filed as part of this Form 6-K, each of which is incorporated herein by reference:

Exhibit	Description

99.1	Indenture, dated September 26, 2018, between Pacific Drilling First Lien Escrow Issuer Limited and Wilmington Trust, National Association as Trustee and Collateral Agent.

99.2	Form of 8.375% First Lien Note due 2023 (included as Exhibit 1 to Appendix of Exhibit 99.1 of this Form 6-K Report).

99.3	Indenture, dated September 26, 2018, between Pacific Drilling Second Lien Escrow Issuer Limited and Wilmington Trust, National Association as Trustee and Junior Lien Collateral Agent.

99.4	Form of 11.000% / 12.000% Second Lien PIK Note due 2024 (included as Exhibit 1 to Appendix of Exhibit 99.3 of this Form 6-K Report).

99.5	Press Release announcing the closing of $1.0 billion aggregate principal amount of senior secured notes, dated September 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: September 28, 2018	By	/s/ Johannes P. Boots
Johannes P. Boots
SVP and Chief Financial Officer